Filed by Aetna Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
of the Securities Exchange Act of 1934

Subject Company: Humana Inc.

Commission File No. for Registration Statement on

Form S-4 filed by Aetna Inc.: 333-206289

The following is an excerpt of a transcript for an Aetna all-employee meeting:

[00:11:13]	MEG MCCARTHY

… as we announced the Humana deal, Joe Zubretsky started getting a lot of phone calls and, as you know, we’ve got conversations and have had conversations going on across the country with large health systems. There are 60 or so of these health systems in the pipeline who have wanted to do some form of an accountable care organization, but when these health systems heard that we were acquiring Humana, they took notice, so you wonder why. Well, if you look at the inside 00:14:11 of any health system in the business that they do, 60-70% of their business is Medicare business, so Humana’s market position relative to Medicare lives is significant in most geographies that they operate in, so as that announcement got made, the conversation that might have been slow-moving as it relates to the ACO team all of a sudden became very fast-moving. These entities want to do something with us, so one of the things that you’ll hear 00:14:50 Mark talk about is this really accelerates our Vision 2020 strategy, so on this slide, we tried to summarize some of the key points relative to our strategy…

00:15:57 So we have the national accounts business. Humana has the Medicare presence, so that is a big deal in terms of the volume that we can essentially bundle and bring to bear into that new joint venture relationship. So it accelerates our 2020 vision there.

00:16:16 … Humana has great consumer-centric capability. they sell individual Medicare product and have done a lot to evolve the experience with the digital capability that they have. They also have put together a platform that provides them with a 360º view, clinically, of their Medicare membership, so they already have consumer-centric capability. They have a consumer team of people, as we do, so between the two companies, we will have significant consumer assets that we can bring to bear on the market.

00:17:18 Both companies, I would say, have focused on trying to integrate health and wellness. Then Humana has done a great job of building out analytics capabilities, analytics around consumers, analytics around the clinical work they do, as we have, so we will go again through a process of looking at both, but I would say that, from an industry standpoint, this will position us extremely well and far ahead of the competition.

00:17:54 Synergies, in terms of the operational synergy opportunities between both companies, we saw a lot of opportunity as we went through the diligence process. We will have an opportunity to improve our processes overall as we look at both companies and the new company that we will become…

00:19:24 So, Humana accelerates our Vision 2020. I mean, if you looked at our strategic plan last year, this acquisition delivers on our 2020 strategy, financially, so we’ve got a lot of work to do to make that happen, but it’s a very exciting opportunity for the company.

[00:19:45]	RICH LEONARD

So, it’s interesting, Meg, because when we think about Humana, we generally think about the Medicare business and the augmentation of the Medicare business, and you talked about that, but there’s also relatively large commercial business and Medicaid business and other ancillary businesses and customer-focused business and a whole series of businesses that look like Healthagen in terms of HIEs and things of that nature, population health, so just from a long-term strategy, it feels like it does accelerate the whole process along with what we’re doing on the consumer platform, 00:20:15 really gets everything working on all cylinders here, so it feels right and it does feel like it’s a synergistic opportunity.

…

[00:34:51]	MEG MCCARTHY

The way I would think about this is, as I said earlier, Humana will accelerate our focus on Vision 2020. The strategy that we have looked at the work that we wanted to do at the local market level in terms of organic growth or acquired growth opportunities, so the way to think about it is Humana is an acquired growth opportunity that helps accelerate that vision.

[00:36:30]	speaker

One thing we’ve heard relative to the pending Humana acquisition is that it is more than just two companies coming together. Coventry was pretty much that. We sort of lifted and loaded, took the best of the best, but this is being viewed as more transformational, at least talked about more transformationally. Can you talk a little bit more about how that might manifest itself, as well as, as you look at each of us as resources, the ways we need to think that would help us all make that type of a leap?

[00:36:59]	MEG MCCARTHY

I think the way to think about it is that it is transformational in the industry because of the size and breadth of both companies. I mentioned that it’s complimentary in terms of the business that we represent, but I think the business that we represent allows us to, as I said, accelerate that strategy and that will be industry-moving, really.

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Aetna Inc. (“Aetna”) and Humana Inc. (“Humana”), Aetna has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendment No. 1 thereto, containing a joint proxy statement of Aetna and Humana that also constitutes a prospectus of Aetna. The registration statement was declared effective by the SEC on August 28, 2015, and Aetna and Humana commenced mailing the definitive joint proxy statement/prospectus to shareholders of Aetna and stockholders of Humana on or about September 1, 2015. INVESTORS AND SECURITY HOLDERS OF AETNA AND HUMANA ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by Aetna or Humana through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Aetna are available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-2402.  Copies of the documents filed with the SEC by Humana are available free of charge on Humana’s internet website at http://www.Humana.com or by contacting Humana’s Investor Relations Department at 502-580-3622.

Aetna, Humana, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Humana is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 18, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 6, 2015, and its Current Report on Form 8-K, which was filed with the SEC on April 17, 2015.  Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014 (“Aetna’s Annual Report”), which was filed with the SEC on February 27, 2015, its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 3, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on May 19, 2015, May 26, 2015 and July 2, 2015.  Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus of Aetna and Humana filed with the SEC and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology.  These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Aetna’s and Humana’s control.

Statements in this communication regarding Aetna that are forward-looking, including Aetna’s projections as to the anticipated benefits of the pending transaction to Aetna, the impact of the pending transaction on Aetna’s businesses, the synergies from the pending transaction, and the closing date for the pending transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Aetna’s control. In particular, projected financial information for the combined businesses of Aetna and Humana is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Aetna or Humana. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed acquisition; the risk that a condition to closing of the proposed acquisition may not be satisfied; the risk that a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Aetna’s ability to achieve the synergies and value creation contemplated by the proposed acquisition; Aetna’s ability to promptly and effectively integrate Humana’s businesses; the diversion of management time on acquisition-related issues; unanticipated increases in medical costs (including increased intensity or medical utilization as a result of flu or otherwise; changes in membership mix to higher cost or lower-premium products or membership-adverse selection; medical cost increases resulting from unfavorable changes in contracting or re-contracting with providers (including as a result of provider consolidation and/or integration); and increased pharmacy costs (including in Aetna’s health insurance exchange products)); the profitability of Aetna’s public health insurance exchange products, where membership is higher than Aetna projected and may have more adverse health status and/or higher medical benefit utilization than Aetna projected; uncertainty related to Aetna’s accruals for health care reform's reinsurance, risk adjustment and risk corridor programs (“3R’s”); the implementation of health care reform legislation, including collection of health care reform fees, assessments and taxes through increased premiums; adverse legislative, regulatory and/or judicial changes to or interpretations of existing health care reform legislation and/or regulations (including those relating to minimum MLR rebates); the implementation of health insurance exchanges; Aetna’s ability to offset Medicare Advantage and PDP rate pressures; and changes in Aetna’s future cash requirements, capital requirements, results of operations, financial condition and/or cash flows. Health care reform will continue to significantly impact Aetna’s business operations and financial results, including Aetna’s pricing and medical benefit ratios. Key components of the legislation will continue to be phased in through 2018, and Aetna will be required to dedicate material resources and incur material expenses during 2015 to implement health care reform. Certain significant parts of the legislation, including aspects of public health insurance exchanges, Medicaid expansion, reinsurance, risk corridor and risk adjustment and the implementation of Medicare Advantage and Part D minimum medical loss ratios (“MLRs”), require further guidance and clarification at the federal level and/or in the form of regulations and actions by state legislatures to implement the law. In addition, pending efforts in the U.S. Congress to amend or restrict funding for various aspects of health care reform, and litigation challenging aspects of the law continue to create additional uncertainty about the ultimate impact of health care reform. As a result, many of the impacts of health care reform will not be known for the next several years. Other important risk factors include: adverse changes in health care reform and/or other federal or state government policies or regulations as a result of health care reform or otherwise (including legislative, judicial or regulatory measures that would affect Aetna’s business model, restrict funding for or amend various aspects of health care reform, limit Aetna’s ability to price for the risk it assumes and/or reflect reasonable costs or profits in its pricing, such as mandated minimum medical benefit ratios, or eliminate or reduce ERISA pre-emption of state laws (increasing Aetna’s potential litigation exposure)); adverse and less predictable economic conditions in the U.S. and abroad (including unanticipated levels of, or increases in the rate of, unemployment); reputational or financial issues arising from Aetna’s social media activities, data security breaches, other cybersecurity risks or other causes; Aetna’s ability to diversify Aetna’s sources of revenue and earnings (including by creating a consumer business and expanding Aetna’s foreign operations), transform Aetna’s business model, develop new products and optimize Aetna’s business platforms; the success of Aetna’s Healthagen® (including Accountable Care Solutions and health information technology) initiatives; adverse changes in size, product or geographic mix or medical cost experience of membership; managing executive succession and key talent retention, recruitment and development; failure to achieve and/or delays in achieving desired rate increases and/or profitable membership growth due to regulatory review or other regulatory restrictions, the difficult economy and/or significant competition, especially in key geographic areas where membership is concentrated, including successful protests of business awarded to Aetna; failure to adequately implement health care reform; the outcome of various litigation and regulatory matters, including audits, challenges to Aetna’s minimum MLR rebate methodology and/or reports, guaranty fund assessments, intellectual property litigation and litigation concerning, and ongoing reviews by various regulatory authorities of, certain of Aetna’s payment practices with respect to out-of-network providers and/or life insurance policies; Aetna’s ability to integrate, simplify, and enhance Aetna’s existing products, processes and information technology systems and platforms to keep pace with changing customer and regulatory needs; Aetna’s ability to successfully integrate Aetna’s businesses (including Humana, Coventry, bswift LLC and other businesses Aetna may acquire in the future) and implement multiple strategic and operational initiatives simultaneously; Aetna’s ability to manage health care and other benefit costs; adverse program, pricing, funding or audit actions by federal or state government payors, including as a result of sequestration and/or curtailment or elimination of the Centers for Medicare & Medicaid Services’ star rating bonus payments; Aetna’s ability to reduce administrative expenses while maintaining targeted levels of service and operating performance; failure by a service provider to meet its obligations to us; Aetna’s ability to develop and maintain relationships (including collaborative risk-sharing agreements) with providers while taking actions to reduce medical costs and/or expand the services Aetna offers; Aetna’s ability to demonstrate that Aetna’s products and processes lead to access to quality affordable care by Aetna’s members; Aetna’s ability to maintain Aetna’s relationships with third-party brokers, consultants and agents who sell Aetna’s products; increases in medical costs or Group Insurance claims resulting from any epidemics, acts of terrorism or other extreme events; changes in medical cost estimates due to the necessary extensive judgment that is used in the medical cost estimation process, the considerable variability inherent in such estimates, and the sensitivity of such estimates to changes in medical claims payment patterns and changes in medical cost trends; a downgrade in Aetna’s financial ratings; and adverse impacts from any failure to raise the U.S. Federal government's debt ceiling or any sustained U.S. Federal government shut down. For more discussion of important risk factors that may materially affect Aetna, please see the risk factors contained in Aetna’s 2014 Annual Report on Form 10-K (“Aetna’s 2014 Annual Report”) on file with the Securities and Exchange Commission (“SEC”). You should also read Aetna’s 2014 Annual Report and Aetna’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, on file with the SEC, for a discussion of Aetna’s historical results of operations and financial condition.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Aetna or Humana.  Neither Aetna nor Humana assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.